SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D

      Under the Securities Exchange Act of 1934
                  (Amendment No. 9)

           LYONDELL PETROCHEMICAL COMPANY
                  (Name of Issuer)

        Common Stock, par value $1 per share
           (Title of Class of Securities)

                     552078 10 7
                   (CUSIP Number)

                 Diane A. Ward, Esq.
        Senior Counsel - Securities & Finance
             Atlantic Richfield Company
               515 South Flower Street
               Los Angeles, CA  90071
                   (213) 486-2808
 --------------------------------------------------
    (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications)

                  September 15, 1997
-------------------------------------------------------
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such claim.) (See Rule 13d-7)


                  Page 1 of 7 Pages

CUSIP No. 552078 10 7


Response to Question  1:  Atlantic Richfield Company
                          23-0371610 (IRS Employer
                          Identification Number)

Response to Question  2:  Not Applicable

Response to Question  3:  SEC USE ONLY

Response to Question  4:  WC

Response to Question  5:  Not Applicable

Response to Question  6:  Delaware

Response to Question  7:  384,388

Response to Question  8:  0

Response to Question  9:  384,388

Response to Question 10:  0

Response to Question 11:  384,388

Response to Question 12:  Does not include an aggregate
                          of 11 shares owned by certain
                          executive officers of ARCO
                          [see Schedule I attached hereto]

Response to Question 13:  less than 1%

Response to Question 14:  CO


                  Page 2 of 7 Pages

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended by adding the following paragraph at the end thereof:

Exchangeable Notes due September 15, 1997:

          On August 8, 1994, ARCO issued $988 million of three year Exchangeable Notes due September 15, 1997, each Note priced at $24.75 and carrying a 9.0% annual coupon. The Exchangeable Notes were exchangeable by ARCO at maturity into shares of Lyondell Common Stock at a price determined in accordance with the terms of the Notes or, at ARCO's option, for cash with an equal value.

          On March 24, 1997, ARCO announced its present intention to settle all its 9% Exchangeable Notes due September 15, 1997 with Lyondell Petrochemical
     Company stock currently owned by ARCO.

          On July 28, 1997, ARCO finalized its decision to settle all of the Exchangeable Notes with Lyondell Petrochemical Company stock it currently owned.

          Under the terms of the Notes, the exchange rate of 0.9904 shares of Lyondell Common Stock per Note was based on the maturity price of $24.9906 per share of Lyondell Common Stock, which was equal to the average closing price per share of Lyondell Common Stock on the New York
     Stock Exchange over the 20 trading days ending
     September 12, 1997.

          The Notes were structured so that ARCO would retain the first 12% in stock price appreciation above the $24.75 issue price. Since the maturity price was, in fact, higher than the issue price, ARCO has retained a small shareholding in Lyondell totaling 384,388 shares* of Lyondell Common Stock, which ARCO intends to sell from time to time as it deems appropriate.

          ARCO expects to realize an after-tax gain of
     approximately $300 million following the exchange.
     ____________

     * Represents number of shares retained after delivering to the Trustee a sufficient number of shares to cover fractional shares to be sold in order to deliver the appropriate number of shares to the beneficial holders of the notes.


                  Page 3 of 7 Pages

                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         ATLANTIC RICHFIELD COMPANY


                            /s/ ALLAN L. COMSTOCK
                         By_____________________________
                           Allan L. Comstock
                           Vice President and Controller

Dated:  September 15, 1997


                  Page 4 of 7 Pages

                     Schedule I

      Executive Officers and Directors of ARCO

The name and principal occupation or employment of each of the directors and executive officers of ARCO are set forth below, together with certain other information. As of September 15, 1997, the percentage of shares of any class of equity securities of ARCO or of Lyondell Petrochemical Company beneficially owned by all directors and officers as a group did not exceed 1% of the class so owned. As of September 15, 1997, certain of the executive officers own Common Stock of Lyondell Petrochemical Company, as described in the footnotes to Table I. Unless otherwise noted, each individual has sole voting and investment power. All directors and officers listed below are citizens of the United States. The address of each of the executive officers of ARCO is 515 South Flower Street, Los Angeles, California 90071.

Table I. Executive Officers (including Officers who are also Directors)

                                Principal Occupation
          Name                    or Employment
     -----------------        --------------------------
     M. R. Bowlin             Chairman, Chief Executive
                              Officer and President

     A. G. Fernandes          Executive Vice President
                              and Director

     M. L. Knowles            Executive Vice President,
                              Chief Financial Officer
                              and Director

     W. E. Wade, Jr.          Executive Vice President
                              and Director

     M. E. Wiley              Executive Vice President
                              and Director

     H. L. Bilhartz           Senior Vice President

     J. B. Cheatham IV        Senior Vice President

     T. G. Dallas             Senior Vice President
                              and Treasurer

     K. R. Dickerson          Senior Vice President

     M. L. Hazelwood          Senior Vice President

     J. H. Kelly              Senior Vice President


                  Page 5 of 7 Pages

                                Principal Occupation
          Name                    or Employment
     -----------------        -----------------------
     S. R. Mut                Senior Vice President

     W. C. Rusnack(a)         Senior Vice President

     J. M. Slater             Senior Vice President

     J. K. Thompson(b)        Senior Vice President

     D. R. Voelte, Jr.        Senior Vice President

     B. G. Whitmore           Senior Vice President,
                              General Counsel and
                              Corporate Secretary

     A. L. Comstock           Vice President and
                              Controller
     ________________

     (a) Mr. Rusnack owns one share of Lyondell Common Stock owned jointly with his spouse.

     (b)  Mr. Thompson owns ten shares of Lyondell Common
          Stock.


Table II.  Other Directors (who are not Executive Officers of ARCO)

                                                   Principal
                                                   Occupation
    Name              Business Address             or Employment
--------------    ----------------------------     ---------------
F. D. Boren       Sustainable Conservation         President
                  45 Belden Place - 3rd Floor
                  San Francisco, CA  94104

L. M. Cook        13849 Weddington Street          Retired Chairman
                  Sherman Oaks, CA   91401         and Chief Execu-
                                                   tive Officer, ARCO

R. H. Deihl       17101 Via Barranca del Zorro     Former Chairman,
                  P.O. Box 8322                    H.F. Ahmanson &
                  Rancho Santa Fe, CA  92067       Company

J. Gavin          2100 Century Park West           Chairman, Gamma
                  No. 10263                        Services
                  Los Angeles, CA   90067          International


                  Page 6 of 7 Pages

                                                     Principal
                                                     Occupation
    Name                 Business Address           or Employment
--------------      ----------------------------    ---------------
H. H. Gray          University of Chicago           President
                    Department of History           Emeritus and
                    1126 E. 59th Street             Professor of
                    Chicago, IL  60637              History

K. Kresa            Northrop Grumman Corporation    Chairman,
                    1840 Century Park East          President and
                    Los Angeles, CA   90067         Chief Executive
                                                    Officer

D. T. McLaughlin    The Gallery                     Former
                    Suite 203                       President and
                    46 Newport Road                 Chief Executive
                    New London, NH   03257          Officer of The
                                                    Aspen Institute

J. B. Slaughter     Occidental College              President
                    1600 Campus Road
                    Los Angeles, CA  90041

H. Wendt            c/o Quivira Vineyards           Former Chairman
                    4900 West Dry Creek Road        SmithKline,
                    Healdsburg, CA   95448-9721     Beecham


                  Page 7 of 7 Pages